Exhibit 99.1

InMode Reports First Quarter 2025 Financial Results; Quarterly Revenue of $77.9 Million
Represents 3% Year-Over-Year Decrease

In April 2025, Completed Recent Share Repurchase Program of 6.95 Million Shares

YOKNEAM, Israel, April 28, 2025 - InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Highlights:

●	Quarterly GAAP revenues of $77.9 million, compared to $80.3 million in the first quarter of 2024.
●	Quarterly revenues from consumables and service of $20.2 million, a decrease of 10% compared to the first quarter of 2024.
●	GAAP operating income of $15.6 million, *non-GAAP operating income of $18.1 million.
●	Total cash position of $512.9 million as of March 31, 2025, including cash and cash equivalents, marketable securities and short-term bank deposits.
●	In April 2025, completed the repurchase of 6.95 million ordinary shares, returning $127 million of capital to shareholders year-to-date through a share repurchase program.

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q1 2025	Q1 2024
Revenues	$77,874	$80,284
Gross Margins	78%	80%
Net Income	$18,201	$23,696
Earnings per Diluted Share	$0.26	$0.28
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q1 2025	Q1 2024
Gross Margins	79%	80%
Net Income	$21,395	$27,679
Earnings per Diluted Share	$0.31	$0.32

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

Management Comments

“In Q1 2025, our performance reflected continued pressure from a challenging macroeconomic environment and weakened consumer demand,” said Moshe Mizrahy, Chief Executive Officer of InMode. “While these external factors impacted results, we remain focused on executing our strategy. This includes driving operational excellence, investing in innovation, and pursuing disciplined capital allocation.”

“We are pleased with our international performance in Q1, particularly in Europe, where we achieved record revenue despite ongoing market headwinds. Looking forward, we believe the recent launch of our OptimasMAX, and Ignite platforms reinforces our commitment to innovation while offering the gold standard technology in aesthetics,” Mizrahy concluded.

Yair Malca, Chief Financial Officer of InMode, added, “Our strong balance sheet provides the stability and flexibility to navigate near-term challenges while continuing to invest in our long-term growth and recruit the best talent in the industry. We’re pleased to report that, earlier this month, we completed our fifth share repurchase program of 6.95 million shares approved by our board of directors in February 2025, for a total of $127 million, underscoring our commitment to disciplined capital allocation and returning value to shareholders. In fact, our total capital return to shareholders in the past 12 months was more than $412 million, executed via share repurchases representing approximately 27% of our share capital.

“As always, we continue to explore all avenues for disciplined capital allocation, including additional share repurchases, potential dividends, and strategic M&A opportunities. Our approach remains focused on maximizing long-term shareholder value while maintaining a strong and flexible balance sheet. In addition, international markets accounted for a larger share of total revenue while the U.S. continued to experience challenging headwinds, resulting in a 4%–5% decline in operating margins. We anticipate this trend will persist through the end of the year. Lastly, with U.S. tariffs at their current levels at 10%, we expect an impact of approximately 2%–3% on gross margins,” Malca concluded.

First Quarter 2025 Financial Results

Total GAAP revenues for the first quarter of 2025 were $77.9 million, a decrease of 3% compared to $80.3 million in first quarter of 2024.

GAAP gross margin for the first quarter of 2025 was 78%, compared to a gross margin of 80% for the first quarter of 2024. *Non-GAAP gross margin for the first quarter of 2025 was 79%, compared to a gross margin of 80% for the first quarter of 2024.

GAAP operating margin for the first quarter of 2025 was 20%, compared to 23% in the first quarter of 2024. *Non-GAAP operating margin for the first quarter of 2025 was 23% compared to 27% for the first quarter of 2024. This decrease was primarily attributable to the increase in cost of goods and marketing activity due to launch of new products.

InMode reported GAAP net income of $18.2 million, or $0.26 per diluted share, in the first quarter of 2025, compared to $23.7 million, or $0.28 per diluted share, in the first quarter of 2024. On a *non-GAAP basis, InMode reported net income of $21.4 million, or $0.31 per diluted share, in the first quarter of 2025, compared to $27.7 million, or $0.32 per diluted share, in the first quarter of 2024.

As of March 31, 2025, InMode had cash and cash equivalents, marketable securities and short-term bank deposits of $512.9 million.

2025 Financial Outlook

Management provided an outlook for the full year of 2025 ending December 31, 2025. Based on our current estimates, management expects:

●	Revenues between $395 to $405 million

●	*Non-GAAP gross margin between 78% and 80%, compared to previous guidance of 80% to 82%

●	*Non-GAAP income from operations to be between $101 million and $106 million, compared to previous guidance of $130 million to $135 million

●	*Non-GAAP earnings per diluted share between $1.64 to $1.68, compared to previous guidance of $1.95 to $1.99

This outlook is not a guarantee of future performance, and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation and related tax adjustments.

The Current Situation in Israel

Regarding the current situation in Israel, Israel and Hamas agreed to a ceasefire agreement; the first phase of such ceasefire began in January 2025. During March 2025, the ceasefire collapsed. Since its collapse, fighting has been carried out at low intensity, amid international attempts to end the war. We remain confident in our ability to continue our R&D and manufacturing activities while maintaining the safety and well-being of our employees.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency of its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chief Executive Officer, Dr. Michael Kreindel, Co-Founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer will host a conference call today, April 28, 2025, at 8:30 a.m. Eastern Time to discuss the first quarter 2025 financial results.

The Company encourages participants to pre-register for the conference call using the following link:
https://dpregister.com/sreg/10198516/fede138cb8.

Callers will receive a unique dial-in number upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers who opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
Webcast URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=jNwaTGkH
At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from April 28, 2025, at 12 p.m. Eastern Time to May 12, 2025, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 1-855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 3039661

To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode's future financial or operating performance, including the 2025 revenue projection described above. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode's Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 4, 2025, and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,
	2025	2024
REVENUES	77,874	80,284
COST OF REVENUES	16,963	16,365
GROSS PROFIT	60,911	63,919
OPERATING EXPENSES:
Research and development	2,895	3,518
Sales and marketing	39,727	39,795
General and administrative	2,671	2,514
TOTAL OPERATING EXPENSES	45,293	45,827
OPERATIONS INCOME	15,618	18,092
Finance income, net	6,859	7,984
INCOME BEFORE INCOME TAXES	22,477	26,076
INCOME TAXES	4,276	2,380
NET INCOME	18,201	23,696

EARNINGS PER SHARE:
Basic	0.26	0.28
Diluted	0.26	0.28
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	68,760	84,523
Diluted	69,435	85,965

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	March 31, 2025	December 31, 2024
Assets
CURRENT ASSETS:
Cash and cash equivalents	145,948	155,329
Marketable securities	224,457	267,688
Short-term bank deposits	142,520	173,455
Accounts receivable, net of allowance for credit losses	32,367	36,335
Prepaid expense and other receivables	25,564	22,097
Inventories	63,781	59,548
TOTAL CURRENT ASSETS	634,637	714,452
NON-CURRENT ASSETS:
Accounts receivable, net of allowance for credit losses	2,694	3,176
Deferred income tax asset	55,338	56,285
Operating lease right-of-use assets	9,133	8,732
Property and equipment, net	2,233	2,322
Other investments	700	700
TOTAL NON-CURRENT ASSETS	70,098	71,215
TOTAL ASSETS	704,735	785,667
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	15,052	13,782
Contract liabilities	15,861	16,755
Other liabilities	41,745	39,314
TOTAL CURRENT LIABILITIES	72,658	69,851
NON-CURRENT LIABILITIES:
Contract liabilities	3,393	3,336
Other liabilities	3,668	3,356
Operating lease liabilities	5,588	5,311
TOTAL NON-CURRENT LIABILITIES	12,649	12,003
TOTAL LIABILITIES	85,307	81,854

TOTAL SHAREHOLDERS’ EQUITY	619,428	703,813
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	704,735	785,667

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	18,201	23,696
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	174	165
Share-based compensation expenses	2,518	3,983
Change in allowance for credit losses of trade receivable	(94)	187
Loss (gains) on marketable securities, net	(2)	29
Finance income, net	(1,574)	(4,757)
Deferred income taxes, net	896	(37)
Changes in operating assets and liabilities:
Decrease in accounts receivable	4,544	9,308
Increase in other receivables	(3,532)	(2,669)
Increase in inventories	(4,233)	(6,507)
Increase (decrease) in accounts payable	1,270	(743)
Decrease in other liabilities	(3,287)	(7,803)
Increase (decrease) in contract liabilities (current and non-current)	(837)	9,262
Net cash provided by operating activities	14,044	24,114
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	-	(31,297)
Proceeds from short-term deposits	31,297	-
Purchase of fixed assets	(85)	(112)
Purchase of marketable securities	(20,877)	(121,564)
Proceeds from sale of marketable securities	3,003	13,465
Proceeds from maturity of marketable securities	62,147	92,118
Net cash provided by (used in) investing activities	75,485	(47,390)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	(99,960)	-
Exercise of options	494	234
Net cash provided by (used in) financing activities	(99,466)	234
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	556	(439)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,381)	(23,481)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	155,329	144,411
CASH AND CASH EQUIVALENTS AT END OF PERIOD	145,948	120,930

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31,
	2025		2024
Revenues by Category:

Capital Equipment revenues - United States	29,542	38%	30,859	38%
Capital Equipment revenues - International	28,133	36%	26,923	34%
Total Capital Equipment revenues	57,675	74%	57,782	72%
Consumables and service revenues	20,199	26%	22,502	28%
Total Revenue	77,874	100%	80,284	100%

	Three months ended March 31,
	2025			2024
	%			%
	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimally Invasive	93	79	87	87	80	84
Hands-Free	3	2	3	8	3	5
Non-Invasive	4	19	10	5	17	11
	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended March 31, 2025			Three months ended March 31, 2024
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	77,874	-	77,874	80,284	-	80,284
COST OF REVENUES	16,963	(310)	16,653	16,365	(409)	15,956
GROSS PROFIT	60,911	310	61,221	63,919	409	64,328
OPERATING EXPENSES:
Research and development	2,895	(222)	2,673	3,518	(428)	3,090
Sales and marketing	39,727	(1,763)	37,964	39,795	(2,883)	36,912
General and administrative	2,671	(223)	2,448	2,514	(263)	2,251
TOTAL OPERATING EXPENSES	45,293	(2,208)	43,085	45,827	(3,574)	42,253
OPERATIONS INCOME	15,618	2,518	18,136	18,092	3,983	22,075
Finance income, net	6,859	-	6,859	7,984	-	7,984
INCOME BEFORE INCOME TAXES	22,477	2,518	24,995	26,076	3,983	30,059
INCOME TAXES	4,276	(676)	3,600	2,380	-	2,380
NET INCOME	18,201	3,194	21,395	23,696	3,983	27,679

EARNINGS PER SHARE:
Basic	0.26		0.31	0.28		0.33
Diluted	0.26		0.31	0.28		0.32
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	68,760		68,760	84,523		84,523
Diluted	69,435		69,611	85,965		86,563